Mail Stop 4561

September 16, 2009

Mark V. Noffke
Chief Financial Officer
Beyond Commerce, Inc.
9029 South Pecos, Suite 2800
Henderson, Nevada 89074

>   **Re: Beyond Commerce, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 20, 2009**
>   **File No. 333-161461**

Dear Mr. Noffke:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have omitted certain pricing-related information as well as other information from your filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of the number of shares to be offered on the cover. See SEC Release No. 33-6714. In addition, please confirm that you will not circulate copies of the registration statement until you include a bona fide estimate of the price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously addressed in our comments.

Cover Page

2.   Please revise the cover page and other relevant sections of the prospectus to state clearly that there is no minimum number of shares that must be sold in the offering, the company will retain the proceeds from the sale of any of the offered shares, and that funds will not be returned to investors. You indicate that the offering is not being underwritten, yet you present information in the prospectus as though all of the shares of common stock will be sold.

3.   The term "best efforts" should not be used in referring to the proposed offering, since there is not an independent selling agent that will exercise sales efforts on behalf of the issuer. Please use the phrase "direct public offering" instead throughout the filing including the plan of distribution. In referring to a "direct public offering, no minimum" distribution method, you should clearly state that there is a possibility that no proceeds will be raised or that if any proceeds are raised, they may not be sufficient to cover the cost of the offering.

4.   Please delete the table in the prospectus summary, which provides information as if all of the proceeds will be received. In the context of a direct public, no minimum offering, a table of this type is not appropriate as it is likely to suggest to the reader that the total offering price and the proceeds to the issuer will be received.

5.   Please include the legend required by Item 501(b)(11) of Regulation S-K.

Table of Contents

6.   The table of contents indicates that you have included a discussion relating to selling security holders on page 14. Since yours is an offering solely by the company and not by selling shareholders, please remove this reference.

Summary of Prospectus, page 5

7.   If you retain a summary section, it should provide a brief overview of the key aspects of the offering. For example, the history of the company's name changes does not appear to be key summary information. However, disclosure regarding your net losses during your operating history and going concern qualification would be material to an investor.

The Offering, page 6

8.   Information provided throughout the prospectus assumes that you will receive the full amount of the offering. Revise the section titled "Proceeds to Our Company" and throughout the prospectus, as applicable, to show proceeds to the company if the offering is subscribed to at varying levels, e.g., 10%, 25%, 50%, 75% and 100%. Similar changes should be made to Use of Proceeds, Dilution, and the liquidity discussion in Management's Discussion and Analysis.

Risk Factors, page 6

9.   Please include a prominently placed risk factor explaining that because there is no minimum purchase requirement in connection with this offering, you may receive some or no proceeds. Discuss the adverse consequences to investors in the event only limited proceeds are received. For example, it appears possible that the proceeds generated in the offering may not even be sufficient to defray the costs of the offering.

We will need significant additional capital, which we may be unable to obtain, page 7

10.   We note your disclosure here and elsewhere in the filing that you do not have "sufficient cash available to fund your working capital needs." Please disclose the minimum dollar amount of funding you require to conduct proposed operations for a minimum period of one year from the date of filing. Quantitative information regarding your financial requirements is necessary to provide meaningful context for investors to assess the company's financial condition, the likelihood you will be able to pursue your business plan, and the risks associated with a "no minimum" offering structure.

We currently have outstanding potentially convertible promissory notes that are secured by a lien on all of our assets…, page 8

11.   You state on page 8 that you currently have $2,280,000 of convertible promissory notes that are secured by a first priority security interest on your assets. You also state on page F-45 that you currently have outstanding $2,380,000 of short-term convertible promissory notes that are secured by a lien on all of the company's assets. Please explain or revise.

Determination of Offering Price, page 13

12.   We note your disclosure that you determined the offering price arbitrarily. However, you also disclose several factors that you considered in setting the offering price, such as "the prospects, if any, for similar companies, anticipated results of operations, present financial resources, the general condition of the securities market and the likelihood of acceptance of this offering." In light of your consideration of these factors, the basis for your statement that the offering price was determined arbitrarily is unclear. Please explain or revise to describe how those factors affected your determination of the offering price. Please also include a discussion regarding the relationship between the offering price and the OTCBB market price. See Item 505 of Regulation S-K.

Description of Securities, page 15

13.   We note that you have warrants and debt securities that could materially limit or qualify the rights of the shares of common stock being registered in this filing. Please discuss the information regarding these other securities as to enable investors to understand such

limitations or qualifications. Disclose the amount of each type of security that is currently outstanding. See Item 202(a)(4) of Regulation S-K.

Description of Our Business, page 15

14.   Please clarify the number of independent sales representatives utilized by you. You state on page 17 that you have engaged over 30,000 independent sales representatives but state on page 18 that there are over 50,000 independent sales representatives located throughout the country. Please also include a discussion of the amount of business or ads generated by this large group of sales representatives and the extent to which they are managed by you through contractual agreements or otherwise.

15.   To the extent material, disclose the number of members, users, and/or customers who utilize each of the company's three services, www.Boomj.com, LocalAdLink, and i-SUPPLY, and from whom you generate revenue, and whether you depend on one or more major customers.

16.   Please provide us with the relevant portions of any third-party industry research reports you cite. For instance, we note your statement on page 18 that "Boomj.com was the only Baby Boomer specific Web site to be ranked as one of the top 50 global social networking sites in July 2008, according to comScore." To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement.

Management's Discussion and Plan of Operation, page 21

Liquidity and Capital Resources, page 23

17.   You state that you "currently do not have sufficient funds on hand to fund [y]our current obligations." Clarify how you expect to meet your short and long-term cash requirements and maintain operations for the next 12 months. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance. Specifically, please provide disclosure responsive to the following:

- State the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

- Disclose the minimum dollar amount of funding you require to conduct proposed operations for a minimum period of one year from the date of filing.

- Discuss the impact on your business and any course of action you plan to take if you sell less than all of the securities being offered in this registration statement.

18.   Please revise this section to discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company's financial condition. For example, we note that you disclose on page 22 that you had 101 employees at the end of June 2009, but state on page 20 that you have 81 full-time employees as of August 6, 2009. Consider discussing whether the reduction of your workforce is a known trend or uncertainty that may affect the company's financial condition. Also consider discussing whether the company plans to expand its operations internationally and the business challenges associated with any such expansion plans. We note your recent press releases regarding LocalAdLink's expansion into India, Canada, and Australia.

Officers, Directors and Key Personnel of the Company, page 28

19.   Please disclose the business experience of each of the executive officers during the past five years, including the name and principal business of any corporation or other organization in which the executive officer worked. In this regard, we note that you have not disclosed employment information during the past five years for Robert J. McNulty, Chairman and Chief Executive Officer. See Item 401(c) of Regulation S-K.

20.   In addition, it appears that you have not disclosed for each director the term of office as well as any period(s) during which each director has served as such. Please revise to provide this information. Refer to Item 401(a) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 31

21.   We note your disclosure that Linlithgow Holdings, LLC is owned and controlled by immediate family members of Mr. Robert J. McNulty. Please identify by name the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by Linlithgow Holdings, LLC.

22.   It appears that the beneficial ownership table on page 31 does not include two directors, Ron Loveless and Paul Morrison. Item 403(b) of Regulation S-K requires that you name of all of the directors individually in the table. It appears that these persons were omitted from the Director Compensation table on page 31 as well. Please revise accordingly.

Item 15. Recent Sales of Unregistered Securities, page 34

23.   We note that you have recently issued securities in several unregistered offerings in reliance on Regulation D. However, it does not appear that you made any filings on Form D in connection with these offerings. Please note that for each unregistered offering effected in reliance on Regulation D after March 16, 2009, a Form D should have been filed electronically. Please file these forms or tell us why you are not required to make any flings on Form D in connection with these offerings. See Securities Act Rules Compliance and

Disclosure Interpretations Questions 257.01 and 257.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Item 16. Exhibits

24.   You state on page 11 in the risk factors that you have no employment agreements with any of your executive officers. However, you list an employment agreement with Wendy Borow-Johnson, President – Brand Management, in the exhibit list which indicates that the agreement was filed as an exhibit to a Form 8-K filed on January 8, 2008. We note that the employment agreement was not filed with the Form 8-K. Please advise.

Item 17. Undertakings, page 42

25.   Please revise to provide all the applicable undertakings required by Item 512 of Regulation S-K. Specifically, it appears that the undertakings required by Item 512(h) and Item 512(i) of Regulation S-K should be included. Please revise or advise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, the undersigned at (202) 551-3457 if you have any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (212) 930-9725
    Darrin M. Ocasio, Esq.
    Sichenzia Ross Friedman Ference LLP